MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEET

	March 31,	December 31,
	2010	2009
	(unaudited)	(audited)

	(in thousands of Canadian dollars)

ASSETS
Current assets
Cash and cash equivalents	$43,584	$61,186
Accounts and other receivables	29,292	32,098
Inventories (note 3)	72,713	53,943
Prepaid expenses	4,386	4,748
Future income taxes	1,542	1,596
	151,517	153,571
Property, plant and equipment	117,138	117,692
Intangibles and other assets	63,295	64,875
	$331,949	$336,138

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
Accounts payable and accrued liabilities	$38,550	$40,620
Current portion of long-term debt	815	784
	39,365	41,404

Long-term debt	208,157	215,155
Other obligations	8,331	5,317
Future income taxes	4,164	4,498
	260,017	266,374

Shareholder's equity
Share capital	-	-
Retained earnings	71,932	69,764
	$331,949	$336,138

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF OPERATIONS & COMPREHENSIVE EARNINGS (LOSS)

(unaudited)

	Three Months Ended
	March 31
	2010	2009

	(in thousands of Canadian dollars)

Revenue	$64,720	$53,352

Cost of products sold	41,857	57,210
Freight and other distribution costs	11,116	12,831
Depreciation and amortization	2,765	5,675
General and administration	2,885	3,298
Operating earnings (loss)	6,097	(25,662)
Financing expenses - net	(4,320)	(4,972)
Unrealized exchange gain (loss) on long-term debt	6,688	(8,227)
Other (expense) income (note 4)	(6,577)	(1,310)
Earnings (loss) before income taxes	1,888	(40,171)
Income tax recovery (expense)	280	8,875
Net earnings (loss) & comprehensive earnings (loss)	$2,168	$(31,296)

STATEMENTS OF RETAINED EARNINGS

(unaudited)

	Three Months Ended
	March 31
	2010	2009

	(in thousands of Canadian dollars)

Retained earnings - beginning of period	$69,764	$77,247
Net earnings (loss)	2,168	(31,296)
Retained earnings - end of period	$71,932	$45,951

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended
	March 31
	2010	2009

	(in thousands of Canadian dollars)

Cash provided from (used in)
Operating activities
Net earnings (loss)	$2,168	$(31,296)
Items not affecting cash:
Depreciation and amortization	2,765	5,675
Future income tax (recovery) expense	(280)	(8,875)
Unrealized foreign-exchange (gain) loss on long-term debt	(6,688)	8,227
Unrealized loss (gain) on derivative contracts	4,071	(2,091)
Reforestation expense	1,825	298
Loss on disposal of fixed assets (note 4)	-	3
Inventory valuation (note 3)	(1,685)	8,593
Other	162	130
	2,338	(19,336)
Reforestation expenditures	(311)	(276)
	2,027	(19,612)

Changes in non-cash components of working capital
Accounts receivable	(1,265)	2,263
Inventories	(15,494)	(17,891)
Prepaid expenses	241	4,947
Accounts payable and accrued liabilities	(2,071)	4,863
Income taxes	-	-
	(18,589)	(5,818)
	(16,562)	(25,430)

Investing activities
Additions to property, plant and equipment	(944)	(133)
Insurance proceeds for Fox Creek mill (note 6)	-	25,929
Decrease in other assets	182	1,478
	(762)	27,274

Financing activities
Long-term debt repayments	(278)	(251)
	(278)	(251)

(Decrease) increase in cash	(17,602)	1,593
Cash and cash equivalents - beginning of period	61,186	46,411

Cash and cash equivalents - end of period	$43,584	$48,004

Supplemental cash flow information

Interest paid	$635	$663

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

(unaudited)

	Three Months Ended
	March 31
	2010	2009

	(in thousands of Canadian dollars)

Product segment

Lumber
Revenue	$23,875	$19,259
Cost of products sold	18,899	27,201
Freight and other distribution costs	2,045	2,526
Depreciation and amortization	1,000	2,672
Operating earnings (loss)	$1,931	$(13,140)

Pulp
Revenue	$40,770	$34,027
Cost of products sold	22,954	29,990
Freight and other distribution costs	9,071	10,305
Depreciation and amortization	1,746	2,615
Operating earnings (loss)	$6,999	$(8,883)

Corporate and other
Revenue	$75	$66
Cost of products sold	4	19
General and administration	2,885	3,298
Depreciation and amortization	19	388
Operating earnings (loss)	$(2,833)	$(3,639)

Total
Revenue	$64,720	$53,352
Cost of products sold and administration	44,742	60,508
Freight and other distribution costs	11,116	12,831
Depreciation and amortization	2,765	5,675
Operating earnings (loss)	$6,097	$(25,662)

Shipments by business segment

Lumber (millions of board feet)	90	89

Pulp (thousands of tonnes)	65	59

	March 31,	December 31,
	2010	2009
Identifiable assets
Lumber	$146,206	$127,845
Pulp	133,823	138,564
Corporate and other	51,920	69,729
	$331,949	$336,138

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2009, except as disclosed in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments that are of a normal and recurring nature, and necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods, have been included.

2.	CHANGES IN ACCOUNTING ESTIMATES

During the latter part of 2009, the Company undertook a comprehensive review of the useful lives of all its depreciable long-term assets and the related depreciation methods. As a result of this review, the Company determined that the assets' useful life should be extended, and therefore adjusted its depreciation rates on a prospective basis, with no change to comparative periods. The change had the effect of decreasing depreciation and amortization by approximately $2.0 million in the first quarter of 2010, based on the net book value of property, plant and equipment and intangible assets at December 31, 2009.

3.	INVENTORIES

	March 31,	December 31,
	2010	2009

Logs	$31,367	$17,493
Pulp	12,935	12,156
Lumber	15,801	11,292
Operating and maintenance supplies	12,610	13,002
	$72,713	$53,943

Total log and finished-product inventory, which reflects net realizable value at March 31, 2010, includes valuation provisions as follows:

Market valuation adjustments	March 31,	December 31,
	2010	2009

Logs	$(1,087)	$(743)
Pulp	-	-
Lumber	(114)	(2,143)
	$(1,201)	$(2,886)

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

(unaudited)

4.	OTHER (EXPENSE) INCOME

	Three months ended
	March 31
	2010	2009
Loss on disposal of property, plant and equipment	$-	$(3)
Other exchange (loss) gain	(2,506)	(1,089)
Unrealized gain (loss) on derivative commodity contracts	(4,071)	13
Fox Creek insurance claim	-	(205)
	$(6,577)	$(1,284)

5.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Financial Risk Factors

The Company is exposed to a number of different financial risks arising from the normal course of business, as well as the Company’s use of financial instruments held for trading. These risk factors include market risks relating to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at the time of settlement or delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other (expense) income. The following are the outstanding forward commodity contracts as at March 31, 2010, and the price sensitivity to a change in the forward market.

	Notional Amt.
	Outstanding	Unrealized	Change in	Sensitivity to
	Contracts	Gain/(Loss)	Contract Pricing	Price Change
	(U.S. millions)	(Canadian millions)		(Canadian millions)

Lumber Futures Contracts	$33.1	$(1.1)	US$10/MFBM	$1.2
Pulp OTC Contracts	$50.8	$(2.8)	US$10/MT	$0.7
	$84.0	$(3.9)		$1.9

All outstanding lumber contracts mature by September 2010. All outstanding pulp contracts mature by February 2011.

6	INSURANCE PROCEEDS FOR FIRE AT FOX CREEK MILL

On August 29, 2008, the Company's Fox Creek wood products operation suffered a fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost. On February 17, 2009, the Company and the insurer agreed to a replacement cost value of up to $38.5 million, assuming the sawmill is rebuilt, and an actual cash value of the loss of $30.9 million, assuming the sawmill is not rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim; on March 20, 2009, the Company received the outstanding $25.9 million. The $30.9 million was recorded in other income in 2008 to offset the sawmill's net book value of $5.8 million, which was written off in September 2008. The Company has not yet made a final decision on rebuilding the facility, but any additional amounts received under the claim will be recorded as income in the period this uncertainty is resolved. In the meantime, the net insurance proceeds, after deducting income taxes and other expenses, will be used by the Company to purchase replacement assets, including current assets, and for capital expenditures.